Exhibit 11

MIDWESTONE FINANCIAL GROUP, INC.

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Earnings per Share Information:
Weighted average number of shares outstanding during the period	3,738,178	3,759,673	3,755,507	3,788,203
Weighted average number of shares outstanding during the period including all dilutive potential shares	3,817,361	3,847,760	3,838,893	3,892,459
Net earnings	$1,181,734	$1,589,127	$4,442,475	$4,596,122
Earnings per share - basic	$0.31	$0.42	$1.18	$1.21
Earnings per share - diluted	$0.31	$0.41	$1.16	$1.18

See note 4 of the accompanying notes to consolidated financial statements.